RNS

18005448

Securities and Exchange

MAR 1 - 2018

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8 - 68839

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YYYY) AND ENDING 12/31/2017 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Standard Life Investments Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Beacon Street, 34th Floor
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Fortino — 646-589-8100 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name -- *if individual, state last, first, middle name*)

1301 Avenue of the Americas	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Kristen Cammarata, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Standard Life Investments Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kristen Cammarata
Signature

CCO
Title

Carrie Ruchin
Notary Public

CARRIE RUCHIN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
November 22, 2024

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANDARD LIFE INVESTMENTS SECURITIES, LLC

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm
December 31, 2017

Standard Life Investments Securities, LLC
Index
December 31, 2017

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Member
of Standard Life Investments Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Standard Life Investments Securities, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Standard Life Investments Securities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ('PCAOB') and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Standard Life Investments Securities, LLC's auditor since 2015.

CohnReznick LLP

New York, New York
February 19, 2018

Standard Life Investments Securities, LLC
Statement of Financial Condition
As of December 31, 2017

Assets		
Cash	$	488,705
Receivable from affiliate		33,848
Prepaid expenses		5,127
Total assets	$	527,680
Liabilities and Member's Equity		
Accrued expenses	$	30,606
Total liabilities		30,606
Member's equity		497,074
Total liabilities and member's equity	$	527,680

The accompanying notes are an integral part of this financial statement.

1. Organization

Standard Life Investments Securities, LLC (the "Company") is a wholly-owned subsidiary of Standard Life Investments (USA) Limited ("SLIUSA," or "Affiliate," or "Parent"). The Company is a limited liability company established in the State of Delaware on March 2, 2011. The Company is a limited purpose broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") and acts as a placement agent for Private Placement Securities managed by SLIUSA and, accordingly, is economically dependent on its Parent to sustain its operations.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

These financial statements were approved by management and available for issuance through the date of the financial statements. Subsequent events have been evaluated through this date.

Cash
The Company considers all highly liquid investments with maturity of three months or less at the time of acquisition to be cash equivalents. Cash consists of cash in banks, primarily held at one financial institution, and at times may exceed Federally insured limits.

Accounts Receivable
Accounts receivable are stated at their net realizable value, which represents the account balance less an allowance for balances not fully collectible. The Company considers a receivable uncollectible when, based on current information or factors such as age and credit worthiness, it is probable that the Company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt. In addition, in certain cases management may determine that collection will not be realized, in which case either a direct charge-off is recorded or the allowance previously established is relieved.

Revenue Recognition
For the year ended December 31, 2017, the Company's revenues were derived from services performed on behalf of the Parent.

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which will supersede nearly all existing revenue recognition guidance under US GAAP. The core principle of this ASU is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, and assets recognized for costs incurred to obtain or fulfill a contract. ASU 2014-09 was scheduled to be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application was not permitted.

In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date*, which defers the effective date of ASU 2014-09 by one year and allows entities to early adopt, but no earlier than the original effective date. ASU 2014-09 will now be effective for the Company for the annual reporting period beginning January 1, 2018. This update allows for either full retrospective or modified retrospective adoption. In April 2016, the FASB issued ASU 2016-10, *Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing*, which amends guidance previously issued on these matters in ASU 2014-09. The effective date and transition requirements of ASU 2016-10 are the same as those for ASU 2014-09. In May 2016, the FASB issued ASU 2016-12, *Revenue from Contracts with Customers (Topic 606): Narrow Scope Improvements and Practical Expedients*, which clarifies certain aspects of the guidance, including assessment of collectability, treatment of sales taxes and contract modifications, and providing certain technical corrections. The effective date and transition requirements of ASU 2016-12 are the same as those for ASU 2014-09.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

Income Taxes
The Company files its Federal and State income tax returns in consolidation with the Parent. The amount of income tax expense allocated to the Company by the Parent represents Federal and State income taxes attributable to the income generated by the Company.

Income taxes are accounted for on the asset and liability method in accordance with FASB Accounting Standards Codification, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Any deferred taxes would be immaterial.

Accounting for Uncertainty in Income Taxes
The Company applies ASC 740, which prescribes a single, comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on its tax returns. Income tax expense is based on pre-tax accounting income (loss), including adjustments made for the recognition or derecognition of income tax expense related to uncertain tax positions is determined as prescribed by ASC 740.

At December 31, 2017, the Company had no uncertain tax positions.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

3. Related Party

The Company entered into a placement agreement with SLIUSA. The Company also entered into a management services agreement with the Affiliate whereby the related party provides certain administrative services (including certain employees' base salaries), office space, and facilities related services in exchange for a payment on a monthly basis, by the Company. At December 31, 2017, the balance due from affiliate of approximately $33,900 is due on demand without interest.

4. Net Capital Requirements

As a FINRA registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregated indebtedness. The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $458,099, which was $453,099 above its required net capital of the greater of $5,000 or 6-2/3% of aggregated indebtedness. The ratio of aggregate indebtedness to net capital was 6.68 to 1 at December 31, 2017.

5. Concentrations of Credit Risk

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

For the year ended 2017, 100% of the Company's revenue was from one customer, SLIUSA.

6. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."